Exhibit 99.2

Consolidated Statements of Financial Condition
(dollars in thousands, except per share data)
	June 30, 2017	December 31, 2016
	(unaudited)	(audited)
ASSETS
Cash and due from banks	$5,680	$5,431
Federal funds sold and interest-bearing deposits	14,921	14,637
Cash and cash equivalents	20,601	20,068
Certificates of deposit	992	992
Securities available for sale (“AFS”), at fair value	135,524	143,471
Loans held for sale (“LHFS”), at fair value	40,832	41,143
Loans receivable	665,942	656,138
Allowance for loan losses	(3,958)	(3,832)
Loans receivable, net	661,984	652,306
Real estate acquired through foreclosure	3,968	4,899
Restricted stock investments	5,148	5,569
Premises and equipment, net	37,534	34,990
Goodwill	10,502	10,502
Other Intangible assets	4,734	5,137
Accrued interest receivable	2,843	2,884
Bank-owned life insurance (“BOLI”)	43,220	42,701
Prepaid expenses and other assets	7,193	7,367
Total assets	$975,075	$972,029
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
Noninterest-bearing	$172,122	$137,905
Interest-bearing	598,665	617,429
Total deposits	770,787	755,334
Short-term borrowings	89,000	100,000
Long-term borrowings	11,175	11,609
Accrued expenses and other liabilities	4,659	5,185
Total liabilities	875,621	872,128
Stockholders’ equity:
Preferred stock, $10 par value; 10,000,000 shares authorized; Series A, noncumulative perpetual preferred stock; 1,774,125 shares issued and outstanding	17,741	17,741
Common stock, $10 par value; 10,000,000 shares authorized; 3,725,893 shares issued and outstanding	37,259	37,259
Additional paid-in capital	56,062	55,763
Retained deficit	(11,202)	(9,670)
Accumulated other comprehensive loss	(406)	(1,192)
Total stockholders’ equity	99,454	99,901
Total liabilities and stockholders’ equity	$975,075	$972,029

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Operations
(dollars in thousands, except per share data)
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(unaudited)
Interest income:
Loans	$7,443	$7,339	$14,866	$13,792
Securities and other earning assets	987	1,149	1,981	2,375
Total interest income	8,430	8,488	16,847	16,167
Interest expense:
Deposits	1,015	970	2,020	1,934
Short-term borrowings	163	50	291	78
Long-term borrowings	46	72	101	144
Total interest expense	1,224	1,092	2,412	2,156
Net interest income	7,206	7,396	14,435	14,011
Provision for loan losses	53	518	471	618
Net interest income after provision for loan losses	7,153	6,878	13,964	13,393
Noninterest income:
Mortgage-banking revenue	1,656	4,455	4,167	8,398
ATM fees	490	548	952	1,059
Service fees on deposits	391	380	753	752
Gain on sale of AFS securities, net	—	—	—	—
Loss on disposal of premises and equipment	(14)	—	(23)	—
Gain on acquired loans	47	51	189	116
Commissions on sales of nondeposit investment products	—	91	—	126
Income from BOLI	261	262	519	522
Other	154	190	316	379
Total noninterest income	2,985	5,977	6,873	11,352
Noninterest expense:
Salaries and employee benefits	5,574	6,161	11,937	11,983
Occupancy	1,283	1,910	2,635	3,764
Furniture, fixtures, and equipment	234	255	431	480
Professional services	662	133	1,179	268
Advertising	42	65	88	76
Marketing and promotion	250	200	509	394
Data processing	611	602	1,279	1,200
ATM servicing expenses	97	138	193	242
(Write-downs, losses, and costs) of real estate acquired through foreclosure, net of gains	73	(85)	(89)	—
Federal Deposit Insurance Corporation (“FDIC”) insurance premiums	172	327	335	613
Service and maintenance − facilities	238	266	606	523
Service and maintenance − software	304	308	610	614
Corporate Insurance	103	144	206	212
Consulting fees	159	175	298	381
Loan expenses	500	90	650	350
Amortization of intangible assets	202	224	403	449
Other	505	732	1,099	1,245
Total noninterest expense	11,009	11,645	22,369	22,794
Net (loss) income before income taxes	(871)	1,210	(1,532)	1,951
Income tax expense	—	—	—	—
Net (loss) income	$(871)	$1,210	$(1,532)	$1,951
Net (loss) income per common share − basic	$(0.23)	$0.32	$(0.41)	$0.52
Net (loss) income per common share − diluted	$(0.23)	$0.32	$(0.40)	$0.52

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income
(dollars in thousands)
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	(unaudited)
Net (loss) income	$(871)	$1,210	$(1,532)	$1,951
Other comprehensive income:
Unrealized holding gains on securities arising during the period	688	1,683	786	5,038
Total other comprehensive income	688	1,683	786	5,038
Total comprehensive (loss) income	$(183)	$2,893	$(746)	$6,989

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity
(dollars in thousands, except number of shares)
	Six Months Ended June 30, 2017
	Number of Shares of Preferred Stock	Number of Shares of Common Stock	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
	(unaudited)
Balance at January 1, 2017	1,774,125	3,725,893	$17,741	$37,259	$55,763	$(9,670)	$(1,192)	$99,901
Net loss	—	—	—	—	—	(1,532)	—	(1,532)
Stock compensation	—	—	—	—	299	—	—	299
Change in unrealized gains and losses on AFS securities	—	—	—	—	—	—	786	786
Balance at June 30, 2017	1,774,125	3,725,893	$17,741	$37,259	$56,062	$(11,202)	$(406)	$99,454

	Six Months Ended June 30, 2016
	Number of Shares of Preferred Stock	Number of Shares of Common Stock	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
	(unaudited)
Balance at January 1, 2016	1,774,125	3,725,893	$17,741	$37,259	$55,191	$(10,722)	$(1,243)	$98,226
Net income	—	—	—	—	—	1,951	—	1,951
Stock compensation	—	—	—	—	280	—	—	280
Change in unrealized gains and losses on AFS securities	—	—	—	—	—	—	5,038	5,038
Balance at June 30, 2016	1,774,125	3,725,893	$17,741	$37,259	$55,471	$(8,771)	$3,795	$105,495

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
(dollars in thousands)
	Six Months Ended June 30,
	2017	2016
	(unaudited)
Cash flows from operating activities:
Net (loss) income	$(1,532)	$1,951
Adjustments to reconcile net (loss) income to net cash from operating activities:
Depreciation and amortization	1,006	1,287
Stock based compensation	299	280
Amortization of unearned loan fees and costs, net	500	513
Accretion of discounts on purchased loans, net	(646)	(942)
Amortization of premiums on AFS securities	390	498
Amortization of intangible assets	403	449
Amortization of premiums on purchased deposits	(108)	(209)
Gains on sales of LHFS	(6,324)	(11,395)
Decrease (increase) in accrued interest receivable	41	(125)
Gain on acquired loans	(189)	(116)
Provision for loan losses	471	618
Losses and (gains), net of write-downs and losses on sales of real estate acquired through foreclosure	5	(166)
Loss (gain) on disposal of premises and equipment	23	—
Increase in cash surrender value of BOLI	(519)	(522)
Originations of mortgage LHFS	(240,504)	(382,950)
Proceeds from mortgage LHFS	247,139	337,173
Net decrease in accrued expenses and other liabilities	(526)	(1,330)
Net decrease (increase) in prepaid expenses and other assets	173	(1,431)
Net cash provided by (used in) operating activities	102	(56,417)
Cash flows from investing activities:
Loan principal disbursements, net of repayments	(9,804)	(11,536)
Proceeds from sales of loans	—	521
Redemption (purchase) of restricted stock investments	421	(1,737)
Purchases of premises and equipment, net of proceeds from disposals	(3,573)	(436)
Activity in AFS securities:
Maturities/calls/repayments	8,442	13,174
Purchases	—	(21,029)
Proceeds from sales of real estate acquired through foreclosure	926	1,012
Net cash used in investing activities	(3,588)	(20,031)
Cash flows from financing activities:
Net increase in deposits	15,453	19,498
Additional borrowings	397,000	331,000
Repayments of borrowings	(408,434)	(292,699)
Net cash provided by financing activities	4,019	57,799
Increase (decrease) in cash and cash equivalents	533	(18,649)
Cash and cash equivalents at beginning of period	20,068	39,317
Cash and cash equivalents at end of period	$20,601	$20,668
Supplemental information:
Interest paid on deposits and borrowed funds	$2,421	$2,125
Transfer of loans to real estate acquired through foreclosure	—	306
Transfers of LHFS to loan portfolio	—	523
See accompanying notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
(Information as of and for the three and six months ended June 30, 2017 and 2016 is unaudited)
(1)   Nature of Organization and Summary of Significant Accounting Policies
Organization
First Mariner Bank (“First Mariner,” “the Bank,” “we,” “our,” or “us”) is a bank incorporated under the laws of the state of Maryland and is headquartered in Baltimore, Maryland. The Bank was purchased out of bankruptcy from First Mariner Bancorp by RKJS Bank on June 17, 2014 in a transaction that was accounted for as a business combination, with First Mariner Bank being the successor bank after merging with RKJS Bank. The majority of the Bank’s private ownership group now consists of private equity investment firms, with the four largest investors consisting of Priam Capital Fund I LP, Patriot Financial Partners II, L.P., Greenhill Capital Partners III L.P., and TFO Financial Institutions Restructuring Fund II LLC.
On August 14, 2017, we entered into a definitive agreement and plan of reorganization whereby First Mariner Bank will merge into Howard Bank, a wholly owned subsidiary of Howard Bancorp, Inc. (Nasdaq: HBMD), and the combined organization will operate under the Howard Bank name and be headquartered in First Mariner’s existing Baltimore City location. The closing is anticipated to occur in the fourth quarter of 2017 or the first quarter of 2018, subject to approval by Howard Bancorp, Inc. and First Mariner Bank stockholders, regulatory approvals and other customary closing conditions.
Basis of Presentation, and Use of Estimates
We provide financial services to customers primarily within the Central Maryland region. A portion of activities related to mortgage lending are more dispersed and cover parts of the Mid-Atlantic region and other regions outside of the state of Maryland. We serve local consumers, small- and medium-sized businesses, professionals, and other customers by offering a broad range of financial products and services, including Internet and mobile banking, commercial banking, cash management, mortgage lending, and retail banking. We fund a variety of loan types including commercial and residential real estate loans, commercial term loans and lines and letters of credit, and consumer loans. We do not have any concentrations to any one industry or customer. However, our customers’ ability to repay loan agreements is generally dependent on the value of real estate and general economic conditions of the market area.
Our consolidated financial statements include the accounts of the Bank and its subsidiaries, FM Appraisals, LLC (“FM Appraisals”) and Canton Crossing II, LLC (“CCII”). All significant intercompany accounts and transactions have been eliminated in consolidation. Events occurring through October 2, 2017, the date the financial statements were available to be issued, were considered in the preparation of the financial statements. Certain prior period amounts have been reclassified to conform with current period presentation.
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) (“GAAP”) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses (the “Allowance”), valuations of real estate acquired through foreclosure, impairment of AFS securities, valuations of financial instruments, measurement and assessment of intangible assets, and deferred income tax valuations. In connection with these determinations, management evaluates historical trends and ratios and, where appropriate, obtains independent appraisals for significant assets and prepares fair value analyses. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents
We consider all highly liquid securities with original maturities of three months or less to be cash equivalents. For reporting purposes, assets grouped in the Consolidated Statements of Financial Condition under the captions “Cash and due from banks” and “Federal funds sold and interest-bearing deposits” are considered cash or cash equivalents. For financial statement purposes, these assets are carried at cost. Federal funds sold and interest-bearing deposits have overnight maturities and are generally in excess of amounts that would be recoverable under FDIC insurance.
Securities
We designate securities into one of two categories at the time of purchase. Debt securities that we have the intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Debt securities not classified as held to maturity and equity securities are considered AFS and are reported at estimated fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity in accumulated other comprehensive income (loss).
AFS Securities are evaluated periodically to determine whether a decline in value is other than temporary. The term “other than temporary” is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of carrying value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the security.
The initial indications of other-than-temporary impairment (“OTTI”) for both debt and equity securities are a decline in the fair value below the amount recorded for a security and the severity and duration of the decline. In determining whether an impairment is other than temporary, we consider the length of time and the extent to which the fair value has been below cost, recent events specific to the issuer, including investment downgrades by rating agencies and economic conditions of its industry, our intent to sell the security, and if it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. For marketable equity securities, we also consider the issuer’s financial condition, capital strength, and near-term prospects. For debt securities, we also consider the cause of the price decline (general level of interest rates and industry- and issuer-specific factors), the issuer’s financial condition, near-term prospects and current ability to make future payments in a timely manner, the issuer’s ability to service debt, and any change in agencies’ ratings at evaluation date from acquisition date and any likely imminent action. For debt securities, once a decline in value is determined to be other than temporary, the security is segmented into credit- and noncredit-related components. Any impairment adjustment due to identified credit-related components is recorded as an adjustment to current period earnings, while noncredit-related fair value adjustments are recorded through accumulated other comprehensive income (loss). For equity securities, any determined decline in value that is determined to be other than temporary is recorded as an adjustment to current period earnings in its entirety. In situations where we intend to sell or it is more likely than not that we will be required to sell the security, the entire OTTI loss is recognized in earnings.
Gains or losses on the sales of securities are calculated on a specific-identification basis and are determined on a trade-date basis. Premiums and discounts on securities are amortized (accreted) over the term of the security using methods that approximate the interest method.
LHFS
Loans originated for sale are carried at fair value. Fair value is determined based on outstanding investor commitments or, in the absence of such commitments, on current investor yield requirements or third party pricing models. Gains and losses on loan sales are determined using the specific-identification method and are recognized through mortgage-banking revenue in the Consolidated Statement of Operations.
When we sell mortgage loans, we make certain representations to the purchaser related to loan ownership, loan compliance and legality, and accurate documentation, among other things. If a loan is found to be out of compliance with any of the representations subsequent to the date of purchase, we may be required to repurchase the loan or indemnify the purchaser for losses related to the loan, depending on the agreement with the purchaser. In addition, other factors may cause us to be required to repurchase or “make-whole” a loan previously sold.

The most common reason for a loan repurchase is due to a documentation error or disagreement with an investor, early borrower default or, on rare occasions, for borrower fraud. Loan purchase agreements are subject to normal representations and warranties. Repurchase requests are negotiated with each investor at the time we are notified of the demand and an appropriate reserve is taken at that time. Repurchase and/or “make-whole” requests are initially negotiated by the secondary marketing department and monitored by the secondary marketing committee where most disagreements are resolved with no reserve requirement or loss to the Bank. In the event there is an unresolved repurchase or “make-whole” request, the loan is managed by the secondary marketing committee and is elevated to be monitored by the mortgage oversight committee to determine the final settlement terms with the investor. Repurchased loans are subsequently sold when feasible or held for investment. Loans that we decide to hold for investment are transferred at the lower of cost or market value (“LCM”), using a risk-based model to calculate the respective discount. We did not repurchase any loans in 2017 or 2016. Our reserve for potential repurchase losses was $549,000 at June 30, 2017 and $595,000 at December 31, 2016. The total reserves represent (1) reserves calculated based upon an analysis of specific loans in question and (2) reserves calculated using historical experience based upon a four year rolling average of loan production. We do not foresee increases in repurchases to be a growing trend nor do we see it having a significant impact on our financial results.
Loans Receivable
Our loans receivable are stated at their principal balance outstanding, net of related deferred fees and costs.
Risk Characteristics
Commercial Portfolio
Credit risk in commercial lending, which includes commercial, commercial mortgage, commercial construction, and consumer construction loans, can vary significantly, as losses as a percentage of outstanding loans can shift widely during economic cycles and are particularly sensitive to changing economic conditions.
The risks associated with each commercial portfolio class are as follows:
Commercial and Commercial Mortgage — The primary loan-specific risks in commercial and commercial mortgage loans are: deterioration of the business and/or collateral values, deterioration of the financial condition of the borrowers and/or guarantors, which creates a risk of default, and the risk that real estate collateral value determined through appraisals are not reflective of the true property values.
Portfolio risk includes condition of the economy, changing demand, large concentrations, and geographic concentrations.
Commercial Construction — loan-specific and portfolio risks related to commercial construction loans also carry the loan-specific and portfolio risks of commercial and commercial mortgage loans as described above. Additional loan-specific risks include project budget overruns and performance variables related to the contractor and subcontractors. An additional loan-specific risk for commercial construction of residential developments is the risk that the builder has a geographical concentration of developments.
Consumer Construction — loan-specific and portfolio risks related to consumer construction loans to builders and ultimate homeowners carry the same loan-specific and portfolio risks as commercial construction loans as described above.
In general, improving economic conditions may result in improved operating results on the part of commercial customers, enhancing their ability to meet debt service requirements. However, any improvements in operating cash flows can be offset by the impact of rising interest rates that could occur during improved economic times. Declining economic conditions may have an adverse effect on the operating results of commercial customers, reducing their ability to meet debt service obligations.

Consumer Portfolio
Our consumer portfolio includes first- and second-lien mortgage loans and other loans to individuals. The risks associated with each portfolio class are as follows:
Residential Mortgage, Home Equity, and 2nd Mortgage — The primary loan-specific risks related to residential mortgage, home equity, and 2nd mortgage lending include: unemployment, deterioration in real estate values, our ability to assess the creditworthiness of the customer, deterioration in the borrowers financial condition, whether the result of personal issues or a general economic downturn, and the risk that property values determined through appraisals are not reflective of the true property values. The portfolio risks for these types of loans are the same as for commercial and commercial mortgages as described above.
Other Consumer — The primary loan-specific risks of consumer loans are: unemployment, deterioration of the borrower’s financial condition, whether the result of personal issues or a general economic downturn, and for certain consumer loans such as auto loans and boat loans, there is also a risk of deterioration in the value of the collateral. The portfolio risks for these types of loans are the same as for commercial and commercial mortgages as described above.
Generally, consumer loans are segregated into homogeneous pools with similar risk characteristics. We do not individually grade consumer loans. Such loans are classified as performing or nonperforming. Trends such as delinquency and loss and current economic conditions in consumer loan pools are analyzed and historical loss experience is adjusted accordingly.
Income recognition
Interest income on loans is accrued at the contractual rate based on the principal outstanding. Loan origination fees and certain direct loan origination costs are deferred and amortized as a yield adjustment over the contractual loan terms or until the date of sale or disposition. Accrual of interest is discontinued when its receipt is in doubt, which typically occurs when a loan becomes impaired. Any interest accrued to income in the year when interest accruals are discontinued is generally reversed. Management may elect to continue the accrual of interest when a loan is in the process of collection and the estimated fair value of the collateral is sufficient to satisfy the principal balance and accrued interest. Payments on nonaccrual loans are applied to principal. See additional information on loan impairment and nonaccrual status below.
Nonaccrual status
For smaller noncommercial loans, we place loans in nonaccrual status when they are contractually past due 90 days as to either principal or interest, unless the loan is well secured and in the process of collection, or earlier, when, in the opinion of management, the collection of principal and interest is in doubt. For all commercial loans and larger loans, management applies Financial Accounting Standards Board (“FASB”) guidance on impaired loan accounting to determine accrual status. Under that guidance, when it is probable that we will be unable to collect all payments due, including interest, we place the loan in nonaccrual status. A loan remains in nonaccrual status until the loan is current as to payment of both principal and interest and the borrower demonstrates the ability to pay and remain current. Specifically, in order for a nonaccrual loan to be returned to accrual status, a borrower must make six consecutive monthly payments and the borrower must demonstrate the ability to keep the loan current going forward. When a loan is partially charged off, the remaining balance remains in nonaccrual status.
As a result of our ongoing review of the loan portfolio, we may classify loans as nonaccrual even though the presence of collateral or the borrower’s financial strength may be sufficient to provide for ultimate repayment. In general, loans are charged off when a loan or a portion thereof is considered uncollectible. We determine that the entire balance of a loan is contractually delinquent for all classes if the minimum payment is not received by the specified due date. Interest and fees continue to accrue on past due loans until the date the loan goes in nonaccrual status.
Impairment
We determine a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. In general, impaired loans consist of nonaccrual loans and troubled debt restructures (“TDR” or “TDRs”)

(see separate discussion on TDRs below). We do not consider a loan impaired during a period of delay in payment if we expect to collect all amounts due, including interest past due. Generally we consider a period of delay in payment to include delinquency up to 90 days, but may extend this period if the loan is collateralized by residential or commercial real estate with a low loan-to-value (“LTV”) ratio, and where collection and repayment efforts are progressing. In general, we evaluate our commercial, commercial mortgage, commercial construction, and consumer construction classes of loans individually for impairment and evaluate larger groups of smaller-balance homogeneous loans, which include our residential mortgage, home equity and second mortgage, and other consumer classes of loans, collectively for impairment, or, individually at the time certain events occur, such as delinquency or notification by the borrower of financial trouble.
We measure loan impairment (1) at the present value of expected cash flows discounted at the loan’s effective interest rate, (2) at the observable market price, or (3) at the fair value of the collateral, less estimated costs to sell, if the loan is collateral dependent. If our measure of the impaired loan is less than the recorded investment in the loan, we recognize an impairment loss through the allowance for loan losses.
When the ultimate collectability of an impaired loan’s principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent any interest has been foregone, and then they are recorded as recoveries of any amounts previously charged off. When this doubt no longer exists, cash receipts are applied under the contractual terms of the loan agreement.
See separate discussion of purchased impaired loans below.
Fees and costs
Origination and commitment fees and direct origination costs on loans held for investment generally are deferred and amortized to income over the contractual lives of the related loans using the interest method. Under certain circumstances, commitment fees are recognized over the commitment period or upon expiration of the commitment. Fees to extend loans three months or less are recognized in income upon receipt. Unamortized loan fees are recognized in income when the related loans are sold or prepaid.
Transfers of LHFS to the loan portfolio
In accordance with FASB guidance on mortgage-banking activities, any loans which are originally originated for sale into the secondary market and which we subsequently elect to transfer into the Bank’s loan portfolio are valued at LCM at the time of the transfer with any decline in value recorded as a charge against mortgage-banking revenue in noninterest income.
Purchased loans
Acquired loans are recorded at their initial fair value. Purchased loans are segregated into pools of loans with credit deterioration and loans with no credit deterioration. Credit deterioration is determined based on the probability of collection of all contractually required principal and interest payments. The determination of credit quality deterioration as of the purchase date may include parameters such as past due and nonaccrual status, commercial risk ratings, cash flow projections, type of loan and collateral, collateral value, and recent LTV ratios or appraised values. For loans acquired with no evidence of credit deterioration, the fair value discount or premium is accreted/amortized over the contractual life of the loan as an adjustment to yield. For loans acquired with evidence of credit deterioration, the Bank determines at the acquisition date the excess of the loan’s contractually required payments over all cash flows expected to be collected as an amount that should not be accreted into interest income (nonaccretable difference). The remaining amount, representing the difference in the expected cash flows of acquired loans and the initial investment in the acquired loans, is accreted into interest income over the remaining life of the loan or pool of loans (accretable yield) using the interest method. Subsequent to the purchase date, increases in expected cash flows over those expected at the purchase date are recognized prospectively as interest income over the remaining life of the loan as an adjustment to the accretable yield. Any decreases in the present value of expected cash flows after the purchase date are recognized as impairments as allocated portions of the Allowance. Subsequent to the purchase date, the methods utilized to estimate the required allowance for loan losses are similar to originated loans.

TDRs
We strive to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches nonaccrual status. In situations where, for economic or legal reasons related to a borrower’s financial difficulties, we may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related now-modified loan is classified as a TDR. These modified terms may include rate reductions, principal forgiveness, payment extensions, payment forbearance, and/or other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. These loans are excluded from pooled loss forecasts and a separate reserve, included in the Allowance, is provided under the accounting guidance for loan impairment. At the time that a loan is modified, we evaluate any possible impairment based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan agreement, except when the sole remaining source of repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. Any impairment amount is then established as an allocated portion of the Allowance.
Allowance for Loan Losses
Our Allowance represents an estimated amount that, in management’s judgment, will be adequate to absorb probable incurred losses on existing loans. Management uses a disciplined process and methodology to establish the Allowance each quarter. To determine the Allowance, we estimate the reserves needed for each loan class, including loans analyzed individually and loans analyzed on a pooled basis.
To determine the general portion of the Allowance, loans are pooled by loan class and losses are determined using historical experience and quantitative analysis over the loss emergence period. Historical loss factors are applied to the pools to determine the appropriate reserve related to those loans. Additionally, environmental factors are applied to each loan class that are based upon management’s evaluation of various conditions that are not directly measured in the determination of the formula and other allowances. See “Impairment” above for discussion of the determination of the impaired allocation portion of the Allowance.
On a quarterly basis, we also analyze our purchased loan portfolios to determine if any allowance is required. We perform cash flow analyses on purchased loan pools to determine if any deterioration has occurred in the pools. If deterioration has occurred, we compare the deterioration to any remaining discount on the pools to determine if additional reserves are required as part of the Allowance.
The establishment of the Allowance relies on a consistent process that requires management review and judgment and timely responses to changes in economic conditions and other influences. From time to time, events or economic factors may affect the loan portfolio, causing management to provide additional amounts to or release balances from the Allowance.
We monitor differences between estimated and actual incurred loan losses utilizing charge-off history. Loans deemed uncollectible are charged against, while recoveries are credited to, the Allowance. Management adjusts the level of the Allowance through the provision for loan losses, which is recorded as a current period operating expense.
Commercial (including commercial mortgages) and construction loans (including both commercial and consumer) are generally evaluated for impairment when the loan becomes 90 days past due and/or is rated as substandard. The difference between the fair value of the collateral, less estimated selling costs, and the carrying value of the loan is charged off at that time. Residential mortgage loans are generally charged down to the estimated collectible amount when the loan becomes 120 days past due or is placed in nonaccrual status, whichever is earlier. Consumer loans are generally charged off when the loan becomes 120 days past due or when it is determined that the amounts due are uncollectible (whichever is earlier). The above charge-off guidelines may not apply if the loan is both well secured and in the process of collection.
Real Estate Acquired Through Foreclosure
We record real estate acquired through foreclosure at the fair value, less estimated costs to sell, on the acquisition date and at the lower of such initial amount or estimated fair value less estimated selling costs thereafter. Estimated fair value is based upon many subjective factors, including location and condition of the property and current economic conditions, among other things. Because the calculation of fair value relies on estimates and judgments relating to inherently uncertain events, results may differ from our estimates.
Write-downs at the time of transfer are made through the Allowance. Write-downs subsequent to transfer are included in noninterest expense, along with operating income, net of related expenses, and gains or losses realized upon disposition of such properties.
Restricted Stock Investments
The Bank is a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta (“FHLB”) based on specific percentages of outstanding mortgages, total assets, or FHLB advances. Purchases and sales of stock are made directly with the FHLB at par value. Because no ready market exists for this stock and it has no quoted market value, the Bank’s investment in this stock is carried at cost.
The Bank maintains an investment in capital stock of a bankers’ bank. Because no ready market exists for this stock and it has no quoted market value, the Bank’s investment in this stock is carried at cost.
Premises and Equipment
Our premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are accumulated using straight-line and accelerated methods over the estimated useful lives of the assets. Additions and betterments are capitalized and charges for repairs and maintenance are expensed when incurred. The cost and accumulated depreciation or amortization is eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income. Premises and equipment have estimated useful lives ranging from 3 to 39 years.
BOLI
BOLI is carried at the aggregate cash surrender value of life insurance policies owned where the Bank is named beneficiary. Increases in cash surrender value derived from crediting rates for underlying insurance policies are credited to noninterest income.
Goodwill and Other Intangible Assets
Goodwill represents the excess purchase price paid over the fair value of the net assets acquired in a business combination and is allocated to the Bank’s reporting units. Based upon an in-depth analysis performed in accordance with FASB guidance, we have determined that we have one reporting unit — commercial and consumer banking.
Goodwill is not amortized but is tested for impairment periodically. We assess goodwill for potential impairment annually as of November 30, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. As of the testing date, we determine the fair value of the reporting unit. If the fair value of the reporting unit exceeds its book value, no write-down of the recorded goodwill is required. If the fair value is less than book value, an additional valuation procedure is necessary to assess the proper carrying value of goodwill.
As of November 30, 2016, we performed a fair value analysis for the reporting period and determined that the fair value of the reporting unit was greater than its carrying amount. We determined that no additional testing was necessary and that there was no evidence of impairment of goodwill.
Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Our other intangible assets include the fair value of our trade name and a core deposit intangible. The trade name intangible and the core deposit intangible are amortized over an estimated useful life of 10 years.

Impairment of Long-Lived Assets
We continually monitor events and changes in circumstances that could indicate that our carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through a requirement to repurchase them before their maturity.
Income Taxes
Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are provided on income and expense items when they are reported for financial statement purposes in periods different from the periods in which these items are recognized in the income tax returns. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based upon consideration of available evidence, including tax planning strategies and other factors. As of June 30, 2017 and December 31, 2016, we maintained a valuation allowance against the full amount of our deferred tax assets.
The calculation of tax assets and liabilities is complex and requires the use of estimates and judgment since it involves the application of complex tax laws that are subject to different interpretations by us and the various tax authorities. These interpretations are subject to challenge by the tax authorities upon audit or to reinterpretation based on management’s ongoing assessment of facts and evolving case law.
Periodically and in the ordinary course of business, we are involved in inquiries and reviews by tax authorities that normally require management to provide supplemental information to support certain tax positions we take in our tax returns. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit or liability that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. For tax positions not meeting the “more likely than not” test, no tax benefit or liability is recorded. Management believes it has taken appropriate positions on its tax returns, although the ultimate outcome of any tax review cannot be predicted with certainty. No assurance can be given that the final outcome of these matters will not be different than what is reflected in the financial statements.
We recognize interest and penalties related to income tax matters in income tax expense.
Advertising
We expense our advertising costs as incurred, except payments for major sponsorships which are amortized over an estimated life not to exceed one year. Advertising expenses amounted to $42,000 and $65,000 for the three months ended June 30, 2017 and 2016, respectively, and $88,000 and $76,000 for the six months ended June 30, 2017 and 2016, respectively.
Stock Compensation
In 2015, the First Mariner Bank 2015 Equity Incentive Plan (“Plan”) was approved by the Bank’s Board of Directors. The Plan provides for the granting of up to 700,000 shares through incentive and non-qualifying stock options, stock appreciation rights, restricted or unrestricted stock awards, restricted stock units, Phantom Stock, performance awards, or any combination of the foregoing to selected key employees on a periodic basis at the discretion of the board.

Option exercise prices are equal to or greater than the fair market value of the common stock on the date of the grant. Vesting schedules are determined at the time of the grant. Options granted under the Plan have an exercise price which may not be less than 100% of the fair market value of the common stock on the date of the grant and terminate ten years from the date of grant. The exercise price of stock options must be paid for in full in cash or shares of Bank common stock, or a combination of both. The Board has the discretion when making a grant of stock options to impose restrictions on the shares to be purchased upon the exercise of such options.
Derivatives and Hedging Activities
We maintain and account for derivatives in accordance with FASB guidance on accounting for derivative instruments and hedging activities. When we enter into the derivative contract, we designate a derivative as held for trading, an economic hedge, or a qualifying hedge as detailed in the literature. The designation may change based upon management’s reassessment or changing circumstances.
We designate at inception whether a derivative contract is considered hedging or nonhedging. All of our derivatives are nonexchange traded contracts, and as such, their fair value is based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation.
For qualifying hedges, we formally document at inception all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various accounting hedges. We utilize derivatives to manage interest rate sensitivity in certain cases.
Derivatives utilized by the Bank include interest rate lock commitments (“IRLCs”) and forward settlement contracts as described below.
The Bank, through First Mariner Mortgage (a division of the Bank), enters into IRLCs, under which we originate residential mortgage loans with interest rates determined prior to funding. IRLCs on mortgage loans that we intend to sell in the secondary market are considered derivatives. For these IRLCs, we protect the Bank from changes in interest rates through the use of forward sales of to be issued (“TBA”) mortgage-backed securities. We are exposed to price risk from the time a mortgage loan closes until the time the loan is sold. We utilize forward sales of TBA mortgage-backed securities to manage exposure to price risk. During the period of the rate lock commitment and from the time a loan is closed with the borrowers and sold to investors, we remain exposed to basis (execution, timing, and/or volatility) risk in that the changes in value of our forward sales commitments may not equal or completely offset the changes in value of the rate commitments. We also mitigate counterparty risk by entering into commitments with proven counterparties and pre-approved financial intermediaries.
The market value of IRLCs is not readily ascertainable with precision because they are not actively traded in stand-alone markets. The Bank determines the fair value of IRLCs by measuring the change in the value of the underlying asset, while taking into consideration the probability that the IRLCs will close.
Changes in interest rates could materially affect the fair value of the IRLCs or the forward commitments. In the case of the loan related derivatives, fair value is also impacted by the probability that the rate lock commitment will not close (“fallout factor”). Changes in interest rates could result in changes in the fallout factor, which might magnify or counteract the sensitivities. The impact of an interest rate shift on the fallout ratio is nonsymmetrical and nonlinear. At June 30, 2017 and December 31, 2016, we did not have any designated hedges as we do not designate IRLCs or forward sales commitments on LHFS originations as hedges. We recognize any gains and losses on IRLCs and forward sales commitments on LHFS originations through mortgage-banking revenue in the Consolidated Statement of Operations.

(2)   AFS Securities
The composition of our AFS securities portfolio is as follows:
	June 30, 2017
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
	(dollars in thousands)
Mortgage-backed securities	$120,863	$253	$664	$120,452
Trust preferred securities	3,016	48	—	3,064
U.S. government agency notes	6,262	29	9	6,282
Corporate bonds	5,039	—	60	4,979
Equity securities – mutual funds	750	—	3	747
	$135,930	$330	$736	$135,524

	December 31, 2016
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
	(dollars in thousands)
Mortgage-backed securities	$129,128	$161	$1,232	$128,057
Trust preferred securities	3,025	48	—	3,073
U.S. government agency notes	6,718	23	38	6,703
Corporate bonds	5,042	—	148	4,894
Equity securities – mutual funds	750	—	6	744
	$144,663	$232	$1,424	$143,471

Contractual maturities of debt securities at June 30, 2017 are shown below. Actual maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized Cost	Estimated Fair Value
	(dollars in thousands)
Due in one year or less	$—	$—
Due after five year through ten years	5,039	4,979
Due after ten years	9,278	9,346
Mortgage-backed securities	120,863	120,452
	$135,180	$134,777

The following tables show the level of our gross unrealized losses and the fair value of the associated securities by type and duration of loss position for AFS securities:
	June 30, 2017
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(dollars in thousands)
Mortgage-backed securities	$82,358	$664	$—	$—	$82,358	$664
U.S. government agency notes	—	—	2,669	9	2,669	9
Corporate bonds	3,979	60	—	—	3,979	60
Equity securities – mutual funds	747	3	—	—	747	3
	$87,084	$727	$2,669	$9	$89,753	$736

	December 31, 2016
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(dollars in thousands)
Mortgage-backed securities	$113,496	$1,229	$750	$3	$114,246	$1,232
U.S. government agency notes	770	6	4,041	32	4,811	38
Corporate bonds	4,894	148	—	—	4,894	148
Equity securities – mutual funds	744	6	—	—	744	6
	$119,904	$1,389	$4,791	$35	$124,695	$1,424

For AFS securities, gross unrealized losses totaled $736,000 as of June 30, 2017 and equaled .82% of the fair value of securities with unrealized losses as of that date. A total of 41 securities were in an unrealized loss position as of June 30, 2017, with the largest single unrealized loss in any one security totaling $131,000.
All of the securities that are impaired are so due to declines in fair values resulting from changes in interest rates or increased credit/liquidity spreads since the time they were purchased. We have the intent to hold these debt securities to maturity, and, for equity securities in a loss position, for the foreseeable future, and believe it is not more likely than not that we will be required to sell the securities before anticipated recovery. We expect these securities will be repaid in full, with no losses realized. As such, management considers the impairments to be temporary.
During the three months ended June 30, 2017 and 2016, we did not recognize any gains or losses on the sale of AFS securities. The outstanding balance of no single issuer, except for U.S. government agency notes, exceeded 10% of stockholders’ equity at June 30, 2017.
At June 30, 2017, none of our securities were subject to OTTI.
At June 30, 2017, we held securities with an aggregate carrying value (fair value) of  $83.1 million that we have pledged as collateral for certain mortgage-banking activities and borrowings.
(3)   Loans Receivable and Allowance for Loan Losses
Loans receivable are summarized as follows:
	June 30, 2017	December 31, 2016
	(dollars in thousands)
Commercial	$114,781	$108,455
Commercial mortgage	219,322	214,982
Commercial construction	43,450	34,503
Consumer construction	6,732	7,021
Residential mortgage	170,537	172,818
Consumer	114,027	121,569
Total loans	668,849	659,348
Unearned loan fees, net	(2,907)	(3,210)
	$665,942	$656,138

Included in consumer loan totals in the above table are overdrawn commercial and retail checking accounts totaling approximately $96,000 and $77,000 as of June 30, 2017 and December 31, 2016, respectively.
At June 30, 2017, we had pledged loans with carrying values of  $234.6 million as collateral for potential borrowings.

Purchased Credit-Impaired Loans
We have purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans is as follows:
	June 30, 2017	December 31, 2016
	(dollars in thousands)
Commercial	$1,199	$1,215
Commercial mortgage	5,963	6,461
Commercial construction	821	1,828
Consumer construction	1,556	1,557
Residential mortgage	2,777	2,879
Consumer	699	852
Outstanding balance	13,015	14,792
Net discount on purchased impaired loans	(1,343)	(2,018)
Net carrying amount	$11,672	$12,774

For those purchased credit impaired loans disclosed above, we increased the Allowance by $606,000 for the six months ended June 30, 2017 and increased the Allowance by $184,000 for the six months ended June 30, 2016.
The following table presents changes in the accretable discount on purchased credit-impaired loans for the six months ended June 30:
	2017	2016
	(dollars in thousands)
Beginning balance	$867	$1,741
Accretion	(431)	(704)
Reclassification	60	(175)
Ending balance	$496	$862

Credit Quality
Management has an established methodology to determine the adequacy of the Allowance that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the Allowance, we have segmented our loan portfolio by product type. Our portfolio loan segments are commercial, commercial mortgage, commercial construction, consumer construction, residential mortgage, and consumer. We have evaluated all segments to determine if subcategorization into classes is warranted based upon our credit review methodology. We have divided consumer loans into two classes, (1) home equity and second mortgage loans and (2) other consumer loans.
To establish the general portion of the Allowance, loans are pooled by portfolio class and a historical loss percentage is applied to each class of nonimpaired loans. Those percentages are then applied to the current period loan balances to determine the required reserve. We then apply additional general loss factors to the different segments of loans to reflect various environmental factors. For individually evaluated loans, we do additional analyses to determine any impairment. In general, this impairment is included as part of the Allowance. These loss estimates are performed under multiple economic scenarios to establish a range of potential outcomes for each criterion. Management applies judgment to develop its own view of loss probability within that range, using external and internal parameters with the objective of establishing an Allowance inherent within these portfolios as of the reporting date.

The following tables presents by portfolio segment, the changes in the Allowance, and the recorded investment in loans as of and for the three and six months ended June 30, 2017:
	Three Months Ended June 30, 2017
	Commercial	Commercial Mortgage	Commercial Construction	Consumer Construction	Residential Mortgage	Consumer	Unallocated	Total
	(dollars in thousands)
Beginning Balance	$599	$1,368	$280	$207	$1,013	$697	$—	$4,164
Charge-offs	(149)	—	—	(19)	—	(114)	—	(282)
Recoveries	—	—	—	—	10	13	—	23
Net (charge-offs) recoveries	(149)	—	—	(19)	10	(101)	—	(259)
(Reversal of) provision for loan losses	141	(50)	(35)	16	59	(36)	(42)	53
Ending Balance	$591	$1,318	$245	$204	$1,082	$560	$(42)	$3,958

	Six Months Ended June 30, 2017
	Commercial	Commercial Mortgage	Commercial Construction	Consumer Construction	Residential Mortgage	Consumer	Unallocated	Total
	(dollars in thousands)
Beginning Balance	$447	$1,301	$246	$125	$971	$742	$—	$3,832
Charge-offs	(149)	—	—	(37)	(7)	(195)	—	(388)
Recoveries	—	—	—	4	25	14	—	43
Net (charge-offs) recoveries	(149)	—	—	(33)	18	(181)	—	(345)
(Reversal of) provision for loan losses	293	17	(1)	112	93	(1)	(42)	471
Ending Balance	$591	$1,318	$245	$204	$1,082	$560	$(42)	$3,958
Ending balance – individually evaluated for impairment	$—	$—	$—	$—	$314	$4	$—	$317
Ending balance – purchased impaired loans	199	340	32	185	165	95	—	1,016
Ending balance – collectively evaluated for impairment	392	978	213	19	603	461	(42)	2,625
	$591	$1,318	$245	$204	$1,082	$560	$(42)	$3,958
Ending loan balance – individually evaluated for impairment	$19	$2,671	$—	$—	$10,787	$1,202		$14,679
Ending loan balance – purchased impaired loans	1,087	4,728	834	1,565	2,821	637		11,672
Ending loan balance – collectively evaluated for impairment	113,460	211,690	42,815	5,049	156,112	110,465		639,591
	$114,567	$219,088	$43,649	$6,614	$169,720	$112,304		$665,942

The following tables presents by portfolio segment, the changes in the Allowance, and the recorded investment in loans as of and for the three and six months ended June 30, 2016:
	Three Months Ended June 30, 2016
	Commercial	Commercial Mortgage	Commercial Construction	Consumer Construction	Residential Mortgage	Consumer	Unallocated	Total
	(dollars in thousands)
Beginning Balance	$381	$810	$90	$203	$912	$350	$14	$2,760
Charge-offs	—	—	—	—	(258)	(27)	—	(285)
Recoveries	—	—	—	—	9	35	—	44
Net (charge-offs) recoveries	—	—	—	—	(249)	8	—	(241)
Provision for (reversal of) loan losses	(21)	128	27	23	374	1	(14)	518
Ending Balance	$360	$938	$117	$226	$1,037	$359	$—	$3,037

	Six Months Ended June 30, 2016
	Commercial	Commercial Mortgage	Commercial Construction	Consumer Construction	Residential Mortgage	Consumer	Unallocated	Total
	(dollars in thousands)
Beginning Balance	$778	$884	$38	$54	$331	$719	$—	$2,804
Charge-offs	(170)	—	—	—	(258)	(33)	—	(461)
Recoveries	—	—	—	—	32	44	—	76
Net (charge-offs) recoveries	(170)	—	—	—	(226)	11	—	(385)
Provision for (reversal of) loan losses	(248)	54	79	172	932	(371)	—	618
Ending Balance	$360	$938	$117	$226	$1,037	$359	$—	$3,037
Ending balance – individually evaluated for impairment	$—	$—	$—	$—	$365	$209	$—	$574
Ending balance – purchased impaired loans	26	99	7	204	137	15	—	488
Ending balance – collectively evaluated for impairment	334	839	110	22	535	135	—	1,975
	$360	$938	$117	$226	$1,037	$359	$—	$3,037
Ending loan balance – individually evaluated for impairment	$17	$2,145	$—	$58	$9,542	$1,457		$13,219
Ending loan balance – purchased impaired loans	1,274	6,164	1,201	1,781	2,680	850		13,949
Ending loan balance – collectively evaluated for impairment	84,362	177,409	17,953	9,004	146,470	92,356		527,555
	$85,654	$185,718	$19,154	$10,843	$158,692	$94,663		$554,723

The following table presents by portfolio segment, the recorded investment in loans as of and for the year ended December 31, 2016:
	Commercial	Commercial Mortgage	Commercial Construction	Consumer Construction	Residential Mortgage	Consumer	Unallocated	Total
	(dollars in thousands)
Ending balance – individually evaluated for impairment	$—	$—	$—	$—	$338	$203	$—	$541
Ending balance – purchased impaired loans	22	155	19	114	—	100	—	410
Ending balance – collectively evaluated for impairment	425	1,146	227	11	633	439	—	2,881
	$447	$1,301	$246	$125	$971	$742	$—	$3,832
Ending loan balance – individually evaluated for impairment	$16	$1,589	$—	$—	$11,143	$1,341		$14,089
Ending loan balance – purchased impaired loans	946	5,107	1,594	1,568	2,708	851		12,774
Ending loan balance – collectively evaluated for impairment	107,248	207,833	33,084	5,333	158,264	117,513		629,275
	$108,210	$214,529	$34,678	$6,901	$172,115	$119,705		$656,138

We use creditworthiness categories to grade commercial loans. Our internal grading system is based on experiences with similarly graded loans. Category ratings are reviewed each quarter. Our internal risk ratings are as follows:
Superior Credit Quality (“RR1”) — This category includes credits that are secured by up to 95% advance against cash balances, municipal or corporate bonds carrying an A rating or better (subject to maturity), U.S. Government securities (subject to maturity), and fully marketable securities of companies with an A or better debt rating. In addition, the borrower must have a reasonable financial condition evidenced by complete financial statements.
High Credit Quality (“RR2”) — This category generally includes credits that are secured by up to 70% advance against municipal or corporate bonds carrying an A rating or better, U.S. Government securities, and marketable securities of companies with an A or better debt rating, or for individual credits, a first deed of trust on residential owner-occupied property with an LTV ratio of 80% or less and adequate cash flow to service the debt. At June 30, 2017 and December 31, 2016, none of our loans carried this risk rating.
Above Average Credit Quality (“RR3”) — This category includes business loans to publicly traded companies with a B rating or better, commercial construction loans with a contingent-free take-out or substantial pre-leasing (75% or more of leasable space) with an LTV ratio of 70% or less, residential construction loans with pre-sold units and an LTV ratio of 75% or less as long as sales are on a noncontingent basis and the overall project is progressing on schedule as originally determined, loans to individuals with liquid assets and strong net worth and the additional ability to service the debt from sources unrelated to the purpose of the credit extension, and monitored credits to borrowers of sound financial condition with approved advance rates providing adequate margin so that collateral can be easily liquidated within 90 days or less.
Average/Satisfactory Credit Quality (“RR4”) — In general, this category includes small-to-medium sized companies with satisfactory financial condition, cash flow, profitability, and balance sheet and income statement ratios, term loans and revolving credits with annual clean-up requirements, the majority of retail commercial credits, loans to partnerships or small businesses, most wholesale sales finance lines, wholesale distributors whose capital position and profitability are at Risk Management Association averages, and loans to individuals with acceptable financial condition and sufficient net cash flow to service the debt as long as the source of repayment is identifiable and sufficient to liquidate the debt within an acceptable period of time and a secondary source of repayment is evident.

Acceptable With Care (“RR5”) — This category includes secured loans to small or medium sized companies which have suffered a financial setback where a convincing plan for correction demonstrates the deficiency is temporary in nature, loans with debt service coverage ratios below or LTV ratios above policy guidelines, most construction and development loans, permanent loans underwritten based on pro forma rents as opposed to historical or actual rents, real estate loans where the project is moderately off the original projections as to cost estimates or absorption, and loans where the interest reserve is no longer adequate, but the customer or guarantor has a proven ability to carry the interest expense out of pocket for an extended time period without undue financial strain.
Watch Credits (“RR6”) — This category includes loans to borrowers who have experienced a temporary setback or deterioration in financial condition that should correct itself during the next twelve months, companies whose financial condition has been marginally acceptable for a period of time and prospects for significant improvement are limited, loans to individuals with marginal financial condition, and most credits for start-up operations. Also included in this category are real estate loans where the project is moderately off original projections, interest reserve may be depleted, with the borrower or guarantor having a questionable or unproved ability to pay interest out of pocket. These credits are considered marginally acceptable.
Special Mention (“RR7”) — special mention credits are characterized as adequately covered by collateral (if any) and/or the paying capacity of the borrower, but are subject to one or more deteriorating trends. These credits constitute an undue and unwarranted credit risk, but not to the point of justifying a classification of substandard. These credits have potential weaknesses which, if not examined and corrected, may weaken the asset or inadequately protect the Bank’s credit position at some future date.
Substandard (“RR8”) — Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses, which jeopardize the orderly liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. The borrower’s financial condition indicates an inability to repay, even if restructured. Prospects for improvement in the borrower’s financial condition are poor. Primary repayment source appears to be shifting from cash flow to liquidation of collateral.
Doubtful (“RR9”) — Doubtful classifications have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently known facts, conditions, and values highly questionable and improbable. A doubtful classification may be appropriate in cases where significant risk exposures are perceived, but loss cannot be determined because of specific, reasonable, and pending factors which may strengthen and work to the advantage of the credit in the near term. Account officers attempt to identify any principal loss in the credit, where possible, thereby limiting the excessive use of the doubtful classification. The classification is a deferral of the estimated loss until its more exact status may be determined. At June 30, 2017 and December 31, 2016, none of our loans carried this risk rating.
Loss (“RR10”) — Losses must be taken as soon as they are realized. In some instances and on a temporary basis, a portion of a loan may receive this rating (split rating) when the actual loss cannot be currently identified. In these instances, additional facts or information is necessary to determine the final amount to be charged against the loan loss reserve. When applied for these purposes, this risk rating may be used for a period not to exceed nine months. Subsequent to the identification of this split rating, the remaining balance will be risk rated substandard. At June 30, 2017 and December 31, 2016, none of our loans carried this risk rating.

The following table shows the credit quality breakdown of our commercial loan portfolio by class as of June 30, 2017 and December 31, 2016:
	Commercial		Commercial Mortgage		Commercial Construction		Consumer Construction		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	(dollars in thousands)
RR8	$2,272	$599	$12,955	$7,884	$2,236	$2,239	$—	$—	$17,463	$10,722
RR7	1,695	3,210	12,777	12,366	1,202	2,444	—	—	15,674	18,020
RR6	1,366	3,008	9,600	25,629	—	—	—	—	10,966	28,637
RR5	80,450	67,581	83,095	75,386	15,038	14,555	—	—	178,583	157,522
RR4	28,556	33,812	89,322	81,460	25,173	15,440	6,614	6,901	149,665	137,613
RR3	—	—	11,339	11,804	—	—	—	—	11,339	11,804
RR1	228	—	—	—	—	—	—	—	228	—
	$114,567	$108,210	$219,088	$214,529	$43,649	$34,678	$6,614	$6,901	$383,918	$364,318

We do not individually grade residential mortgage or consumer loans. Such loans are classified as performing or nonperforming. Loan performance is reviewed each quarter. The following table shows performing and nonperforming (nonaccrual) residential mortgage and consumer loans by class as of June 30, 2017 and December 31, 2016:
	Residential Mortgage		Home Equity & 2nd Mortgage		Other Consumer		Total
	2017	2016	2017	2016	2017	2016	2017	2016
	(dollars in thousands)
Nonaccrual loans	$5,988	$6,298	$677	$755	$111	$120	$6,776	$7,173
Performing loans	163,732	165,817	64,023	66,979	47,493	51,851	275,248	284,647
	$169,720	$172,115	$64,700	$67,734	$47,604	$51,971	$282,024	$291,820

The following table shows the aging of our loans receivable by class at June 30, 2017:
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More and Accruing	Nonaccrual	Total Past Due	Purchased Impaired	Current	Total Loans
	(dollars in thousands)
Commercial	$—	$—	$—	$19	$19	$1,087	$113,461	$114,567
Commercial mortgage	—	3,248	—	2,671	5,919	4,728	208,441	219,088
Commercial construction	—	—	365	—	365	834	42,450	43,649
Consumer construction	94	184	—	—	278	1,565	4,771	6,614
Residential mortgage	1,768	3,732	1,803	5,988	13,291	2,821	153,608	169,720
Home equity and 2nd mortgage	754	1,094	—	677	2,525	467	61,708	64,700
Other consumer	11	6	—	111	128	170	47,306	47,604
	$2,627	$8,264	$2,168	$9,466	$22,525	$11,672	$631,745	$665,942

The following table shows the aging of our loans receivable by class at December 31, 2016:
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More and Accruing	Nonaccrual	Total Past Due	Purchased Impaired	Current	Total Loans
	(dollars in thousands)
Commercial	$61	$—	$—	$16	$77	$946	$107,187	$108,210
Commercial mortgage	2,173	1,171	25	1,589	4,958	5,107	204,464	214,529
Commercial construction	—	—	—	—	—	1,594	33,084	34,678
Consumer construction	442	—	—	—	442	1,568	4,891	6,901
Residential mortgage	3,919	1,056	5,171	6,298	16,444	2,708	152,963	172,115
Home equity and 2nd mortgage	2,025	501	—	755	3,281	677	63,776	67,734
Other consumer	118	—	—	120	238	174	51,559	51,971
	$8,738	$2,728	$5,196	$8,778	$25,440	$12,774	$617,924	$656,138

The interest which would have been recorded on the above nonaccrual loans if those loans had been performing in accordance with their contractual terms was approximately $233,000 and $118,000 for the six months ended June 30, 2017 and 2016, respectively. The actual interest income recorded on those loans was approximately $21,000 and $22,000 for the six months ended June 30, 2017 and 2016, respectively.
Impaired loans include nonaccrual loans and accruing TDRs. The following tables show the breakout of impaired loans (excluding purchased impaired loans of  $11.7 million and $12.8 million at June 30, 2017 and December 31, 2016, respectively) by class:
				Six Months Ended June 30,
	June 30, 2017			2017		2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(dollars in thousands)
With no related allowance:
Commercial	$19	$22	$—	$17	$—	$3	$—
Commercial mortgage	2,671	2,731	—	1,900	1	1,453	10
Commercial construction	—	—	—	—	—	—	—
Consumer construction	—	—	—	—	—	35	—
Residential mortgage	7,221	7,968	—	7,334	8	3,445	25
Home equity & 2nd mortgage	895	1,013	—	943	—	671	10
Other consumer	110	117	—	114	2	—	—
With a related allowance:
Commercial	—	—	—	—	—	—	—
Commercial mortgage	—	—	—	—	—	91	—
Commercial construction	—	—	—	—	—	—	—
Consumer construction	—	—	—	—	—	—	—
Residential mortgage	3,566	3,566	314	3,589	—	1,856	38
Home equity & 2nd mortgage	197	500	4	200	1	235	3
Other consumer	—	—	—	—	—	—	—

				Six Months Ended June 30,
	June 30, 2017			2017		2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(dollars in thousands)
Totals:
Commercial	19	22	—	17	—	3	—
Commercial mortgage	2,671	2,731	—	1,900	1	1,544	10
Commercial construction	—	—	—	—	—	—	—
Consumer construction	—	—	—	—	—	35	—
Residential mortgage	10,787	11,534	314	10,923	8	5,301	63
Home equity & 2nd mortgage	1,092	1,513	4	1,143	1	906	13
Other consumer	110	117	—	114	2	—	—
	December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(dollars in thousands)
With no related allowance:
Commercial	$16	$17	$—
Commercial mortgage	1,589	2,058	—
Commercial construction	—	—	—
Consumer construction	—	—	—
Residential mortgage	7,531	8,640	—
Home equity & 2nd mortgage	1,018	1,119	—
Other consumer	120	120	—
With a related allowance:
Commercial	—	—	—
Commercial mortgage	—	—	—
Commercial construction	—	—	—
Consumer construction	—	—	—
Residential mortgage	3,612	3,612	338
Home equity & 2nd mortgage	203	500	203
Other consumer	—	—	—
Total:
Commercial	16	17	—
Commercial mortgage	1,589	2,058	—
Commercial construction	—	—	—
Consumer construction	—	—	—
Residential mortgage	11,143	12,252	338
Home equity & 2nd mortgage	1,221	1,619	203
Other consumer	120	120	—

TDRs
In situations where, for economic or legal reasons related to a borrower’s financial difficulties, management may grant a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a TDR. These loans are excluded from pooled loss forecasts and a separate allocated portion of the allowance is provided under the accounting guidance for loan impairment. At the time that a loan is modified, management evaluates any possible impairment based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan agreement, except when the sole remaining source of repayment for the loan is the liquidation of the collateral. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. Any impairment amount is then set up as an allocated portion of the Allowance.
The following table shows the breakdown of loans we modified for the six months ended June 30, 2017. No loans were modified for the six months ended June 30, 2016.
	2017
	Number of Modifications	Recorded Investment Prior to Modifications	Recorded Investment After Modifications
	(dollars in thousands)
Commercial	1	$1,570	$1,570
Commercial mortgage	1	19	19
	2	$1,589	$1,589

Our TDRs are the result of renewals where the only concession is that the interest rate is not considered to be a market rate. As such, the best illustration of the financial impact of the TDRs is the effect on the Allowance. TDRs decreased the Allowance by $41,000 and increased the Allowance by $125,000 during the six months ended 2017 and 2016, respectively.
There were no TDR modifications for which there was a payment default within the twelve months following the modification during the six months ended June 30, 2017 and 2016.
Total TDRs amounted to $5.2 million and $5.3 million at June 30, 2017 and December 31, 2016, respectively, none of which were in nonaccrual status as of June 30, 2017 and December 31, 2016.
Residential mortgage loans in the process of foreclosure amounted to $3.9 million at June 30, 2017.
(4)   Goodwill and Other Intangible Assets
The Bank’s goodwill and other intangible assets related to the acquisition of the Bank by RKJS Bank in June, 2014 were as follows as of June 30, 2017 and December 31, 2016:
	June 30, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
	(dollars in thousands)			(years)
Goodwill	$10,502	$—	$10,502	—
Amortizing intangible assets:
Trade name	3,700	1,110	2,590	3.99
Core deposit intangible	3,995	1,851	2,144	3.62

	December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
	(dollars in thousands)			(years)
Goodwill	$10,502	$—	$10,502	—
Amortizing intangible assets:
Trade name	3,700	925	2,775	4.23
Core deposit intangible	3,995	1,633	2,362	3.79
Both the core deposit intangible and the trade name are being amortized over 10 years. The estimated amortization expense for both intangibles is as follows as of June 30, 2017 (dollars in thousands):
	Trade Name	Core Deposit Intangible	Total
2017	$185	$218	$403
2018	370	378	748
2019	370	341	711
2020	370	312	682
2021	370	286	656
Thereafter	925	608	1,533
	$2,590	$2,143	$4,733

(5)   Deposits
Deposits are summarized as follows:
	June 30, 2017		December 31, 2016
	Amount	% of Total	Amount	% of Total
	(dollars in thousands)
NOW and money market	$193,743	25.1%	$186,713	24.7%
Savings	90,974	11.8%	81,531	10.8%
Certificates of deposit $250,000 and over	39,922	5.2%	73,025	9.7%
Certificates of deposit under $250,000	274,026	35.6%	276,160	36.5%
Total interest-bearing	598,665	77.7%	617,429	81.7%
Noninteresting-bearing demand	172,122	22.3%	137,905	18.3%
Total deposits	$770,787	100.0%	$755,334	100.0%

Time deposits mature as follows:
	June 30, 2017		December 31, 2016
	Amount	% of Total	Amount	% of Total
	(dollars in thousands)
Within 6 months	$112,656	36.6%	$147,108	42.1%
Over 6 months – 12 months	85,692	27.9%	103,566	29.7%
Over 12 months – 24 months	94,235	30.6%	78,814	22.6%
Over 24 months – 36 months	8,332	2.7%	6,968	2.0%
Over 36 months – 48 months	42	0.0%	6,627	1.9%
Over 48 months	6,691	2.2%	6,102	1.7%
	$307,648	100.0%	$349,185	100.0%

The Bank offers certain certificate products that provide customers a “one-time” withdrawal option that the customer may exercise at any time without penalty. As of June 30, 2017, certificates that permitted early withdrawal totaled $83.7 million.
The FDIC, through the Deposit Insurance Fund, insures deposits of accountholders up to $250,000. The Bank pays an annual premium to provide for this insurance. Certificates of deposit of  $250,000 or more totaled $39.9 million and $73.0 million at June 30, 2017 and December 31, 2016, respectively.
(6)   Regulatory Matters and Capital Adequacy
Various regulatory capital requirements administered by the federal banking agencies apply to the Bank. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on our financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
In July 2014, federal bank regulatory agencies issued final results to revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Baking Supervision and certain provisions of the Dodd-Frank Act (“Basel III”). On January 1, 2015, the Basel III rules became effective and include transition provisions which implement certain portions of the rules through January 1, 2019. Under the final rules, the effects of certain accumulated other comprehensive items are not excluded, however, banking organizations like us that are not considered “advanced approaches” banking organizations may make a one-time permanent election to continue to exclude these items. With the submission of the Call Report for the first quarter of 2015, we made this election in order to avoid significant variations in the level of capital that can be caused by interest rate fluctuations on the fair value of the Bank’s AFS securities portfolio.
The Basel III rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital. The new capital conservation buffer requirements have been phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses to executive officers if its capital level falls below the buffer amount. These limitations establish a maximum percentage of eligible retained income that could be utilized for such actions.
As of the date of the last regulatory exam, the Bank was considered “well capitalized” and as of June 30, 2017, the Bank continued to meet the requirements to be considered “well capitalized” based on applicable U.S. regulatory capital ratio requirements.
Our regulatory capital amounts and ratios were as follows:
	Actual Amount	Ratio	Minimum Requirements for Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provision
			Amount	Ratio	Amount	Ratio
	(dollars in thousands)
June 30, 2017:
Common Equity Tier 1 Capital	$50,089	6.6%	$34,301	4.5%	$49,546	6.5%
Total capital (to risk-weighted assets)	89,614	11.8%	60,979	8.0%	76,224	10.0%
Tier 1 capital (to risk-weighted assets)	85,572	11.2%	45,735	6.0%	60,979	8.0%
Tier 1 capital (to average quarterly assets)	85,572	9.0%	37,929	4.0%	47,411	5.0%

	Actual Amount	Ratio	Minimum Requirements for Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provision
			Amount	Ratio	Amount	Ratio
	(dollars in thousands)
December 31, 2016:
Common Equity Tier 1 Capital	$52,026	7.2%	$32,424	4.5%	$46,835	6.5%
Total capital (to risk-weighted assets)	91,994	12.8%	57,643	8.0%	72,054	10.0%
Tier 1 capital (to risk-weighted assets)	87,509	12.1%	43,232	6.0%	57,643	8.0%
Tier 1 capital (to average quarterly assets)	87,509	9.4%	37,076	4.0%	46,345	5.0%
The Bank was under an Agreement with the FDIC and the Commissioner of Financial Regulation for the state of Maryland (the “Commissioner”) (entered into on September 18, 2009, prior to the sale of the Bank to RKJS Bank), pursuant to which it consented to the entry of an Order to Cease and Desist (“the Order”), which directed the Bank to, among other things, (i) increase capitalization, (ii) improve earnings, (iii) reduce nonperforming loans, (iv) strengthen management policies and practices, and (v) reduce reliance on noncore funding. The Order was lifted on June 18, 2015. Upon the termination of the Order, we entered into agreements with the FDIC and the Commissioner (“Agreements”). The material terms of the Agreements require us to: (i) improve our asset quality; (ii) maintain adequate capital levels; (iii) quantitatively and qualitatively enhance our allowance for loan loss policy; (iv) enhance Board participation in the affairs of the Bank; (v) implement an effective interest rate risk monitoring program; (vi) formulate and submit to the FDIC and the Commissioner a written profit and budget plan in accordance with specified timelines; (vii) revise and enhance our Contingency Funding Plan (liquidity); (viii) appoint a Board Compliance Committee; and (ix) furnish progress reports on the status of each item to the FDIC and the Commissioner in accordance with specified timelines. These Agreements were terminated after the regulators completed their most recent joint safety and soundness exam and determined that all requirements had been met.
As a condition of the merger between the Bank and RKJS Bank, the Bank was subject to an Order and Basis for Corporation Approval (“Approval Order”) by the FDIC that required the Bank to (i) maintain at not less than 8%, a Tier 1 capital to assets leverage ratio for the first seven years after consummation of the merger, (ii) maintain an adequate allowance for loan and lease losses, (iii) operate within the parameters of the business plan submitted to the FDIC, and for the first seven years after consummation of the merger, obtain approval from the FDIC Regional Director for any proposed major deviation or material change from the submitted business plan before consummation of the change, (iv) submit to the appropriate FDIC office, within 60 days before the end of the third year of operation, pro forma financial statements and a business plan for operating years four through seven, (v) for the three-year period after the consummation of the merger, obtain the written non-objection of the FDIC Regional Director prior to implementation of any stock benefit plans, including stock options, stock warrants, and/or other similar stock-based compensation plans, (vi) not declare or pay dividends without prior written approval of the FDIC Regional Director for three years following the consummation of the merger, (vii) obtain the written approval of the FDIC Regional Director prior to adding or replacing any individual as a director or senior executive officer, or changing the responsibilities of any senior executive officer position for three years after the consummation of the merger.
The Bank was also subject to requirements of the Commissioner as conditions of the merger. The Bank was required to (i) remain well capitalized and in satisfactory condition following the merger, (ii) obtain written approval from the Commissioner prior to making any material changes to the Business Plan, for the three-year period immediately following the effective date of the merger, (iii) provide prior notifications to and receive written approval from the Commissioner before making any changes to the Bank’s senior management or board of directors for at least the three-year period immediately following the effective date of the merger, with an additional three-year period requirement possible at the discretion of the Commissioner, (iv) not pay any dividends unless prior written approval has been received from the Commissioner, (v) submit to the Commissioner financial statements in a prescribed format in accordance with specified timelines.

After the Bank Submitted its business plan for operating years four through seven, the FDIC notified the Bank that they determined that enhanced supervisory procedures and heightened supervisory monitoring and oversight are no longer warranted. Therefore, the requirements of the Approval orders were shortened to three years and the FDIC declared that all requirements had been met. The Approval Orders have been terminated.
As of June 30, 2017, the Bank is not subject to any regulatory orders, agreements or understandings.
(7)   Income (Loss) Per Share
Basic income (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted income (loss) per share is computed after adjusting the denominator of the basic income (loss) per share computation for the effects of all dilutive potential common shares outstanding during the period. The dilutive effects of options, warrants, and their equivalents are computed using the “treasury stock” method. For the three month and six month periods ended June 30, 2017, all common stock equivalents were antidilutive.
Information relating to the calculations of our income (loss) per common share is summarized as follows for the three months ended June 30:
	2017	2016
	(dollars in thousands, except for per share data)
Weighted-average shares outstanding – basic	3,725,893	3,725,893
Dilution	100,564	14,537
Weighted-average share outstanding – diluted	3,826,457	3,740,430
Net (loss) income	$(871)	$1,210
Net (loss) income per common share – basic	$(0.23)	$0.32
Net (loss) income percommon share – diluted	$(0.23)	$0.32

Information relating to the calculations of our income (loss) per common share is summarized as follows for the six months ended June 30:
	2017	2016
	(dollars in thousands, except for per share data)
Weighted-average shares outstanding – basic	3,725,893	3,725,893
Dilution	100,191	7,269
Weighted-average share outstanding – diluted	3,826,084	3,733,162
Net (loss) income	$(1,532)	$1,951
Net (loss) income per common share – basic	$(0.41)	$0.52
Net (loss) income per common share – diluted	$(0.40)	$0.52

(8)    Stock Options
We maintain a stock option plan, approved in 2015, which provides for the granting of incentive and non-qualifying stock options to selected key employees on a periodic basis at the discretion of the board.
Option exercise prices are equal to or greater than the fair market value of the common stock on the date of the grant. Vesting schedules are determined at the time of the grant. Options granted under the plan have an exercise price which may not be less than 100% of the fair market value of the common stock on the date of the grant and must be exercised within ten years from the date of grant. The exercise price of stock options must be paid for in full in cash or shares of common stock, or a combination of both. The Board has the discretion when making a grant of stock options to impose restrictions on the shares to be purchased upon the exercise of such options.

Information with respect to stock options is as follows for the periods ended:
	Six Months Ended June 30, 2017			Twelve Months Ended December 31, 2016
	Number of Shares	Weighted- Average Exercise Price	Average Intrinsic Value	Number of Shares	Weighted- Average Exercise Price	Average Intrinsic Value
			(in thousands)			(in thousands)
Outstanding at beginning of year	618,000	$20.00		613,000	$20.00
Granted	82,000	24.64		20,000	20.00
Forfeited	(5,000)	20.00		(15,000)	20.00
Oustanding at end of year	695,000	20.55	$2,420	618,000	20.00	$2,015
Exercisable at end of period	86,143	20.00	$347	85,429	20.00	$278

As of June 30, 2017, there were 86,143 options to purchase common stock that were fully vested and 608,857 shares that vest over the next seven years. All options expire 10 years after the date of grant.
The weighted average fair value of the options issued for the six months ended June 30, 2017 and the year ended December 31, 2016 at the time of issuance was $7.98 and $6.50, respectively. The fair values of the options were calculated using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions at the time of issuance:
	2017	2016
Dividend yield	—	—
Expected volatility	26.18%	27.50%
Risk-free interest rate	2.02%	1.42%
Expected term	7 years	7 years
The dividend yield is based on estimated future dividend yields. The risk-free rate for periods within the contractual term of the share option is based on the U.S. Treasury yield curve in effect at the time of the grant. Expected volatilities were determined utilizing an appropriate peer group as we have no historical pricing activity of our own. The expected term of share options granted is generally based upon the vesting term of the options.
Compensation expense is recognized on a straight-line basis over the vesting period of the respective stock options. We recognized stock based compensation cost of  $154,000 and $141,000 for the three months ended June 30, 2017 and 2016, respectively. We recognized stock based compensation cost of $299,000 and $280,000 for the six months ended June 30, 2017 and 2016, respectively. We expect to incur approximately $3.6 million in additional stock based compensation expense related to the unvested portion of options over the next seven years.
(9)   Fair Value
We classify financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
Level 1
Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2
Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities which use observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

We record transfers between levels at the end of the reporting period in which the change in significant inputs occurs.
Assets and Liabilities Measured on a Recurring Basis
The following tables present fair value measurements for assets and liabilities that are measured at fair value on a recurring basis as of and for the six months ended June 30, 2017:
	Carrying Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Changes In Fair Values Included In Period Income
	(dollars in thousands)
ASSETS:
Securities:
Mortgage-backed securities	$120,452	$—	$120,452	$—	$—
Trust preferred securities	3,064	—	3,064	—	—
U.S. government agency notes	6,282	—	6,282	—	—
Corporate bonds	4,979	—	4,979	—	—
Equity securities – mutual funds	747	—	747	—	—
	$135,524	$—	$135,524	$—	$—
LHFS	$40,832	$—	$40,832	$—	$547
IRLCs	1,140	—	1,140	—	(190)
Forward contracts to sell mortgage –backed securities	3,243	—	3,243	—	(1,026)
The following tables present fair value measurements for assets and liabilities that are measured at fair value on a recurring basis as of and for the year ended through December 31, 2016:
	Carrying Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Changes In Fair Values Included In Period Income
	(dollars in thousands)
ASSETS:
Securities:
Mortgage-backed securities	$128,057	$—	$128,057	$—	$—
Trust preferred securities	3,073	—	3,073	—	—
U.S. government agency notes	6,703	—	6,703	—	—
Corporate bonds	4,894	—	4,894	—	—
Equity securities – mutual funds	744	—	744	—	—
	$143,471	$—	$143,471	$—	$—
LHFS	$41,143	$—	$41,143	$—	$(849)
IRLCs	1,330	—	1,330	—	132
Forward contracts to sell mortgage-backed securities	1,030	—	1,030	—	1,058
There were no transfers between any of Levels 1, 2, and 3 for the six months ended June 30, 2017.

AFS Securities
The estimated fair values of AFS equity securities are determined by obtaining quoted prices on nationally recognized exchanges. The estimated fair values for our debt securities are obtained from a nationally-recognized pricing service. This pricing service develops estimated fair values by analyzing like securities and applying available market information through processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing, to prepare valuations. Matrix pricing is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond’s terms and conditions, among other things, and are based on market data obtained from sources independent from the Bank. The Level 2 investments in the Bank’s portfolio are priced using those inputs that, based on the analysis prepared by the pricing service, reflect the assumptions that market participants would use to price the assets. The Bank has determined that the Level 2 designation is appropriate for these securities because, as with most fixed-income securities, those in the Bank’s portfolio are not exchange-traded, and such nonexchange-traded fixed income securities are typically priced by correlation to observed market data. The Bank has reviewed the pricing service’s methodology to confirm its understanding that such methodology results in a valuation based on quoted market prices for similar instruments traded in active markets, quoted markets for identical or similar instruments traded in markets that are not active, and model-based valuation techniques for which the significant assumptions can be corroborated by market data as appropriate to a Level 2 designation.
LHFS
LHFS are carried at fair value, which is determined based on outstanding investor commitments or, in the absence of such commitments, on current investor yield requirements or third party pricing models.
IRLCs
We utilize a third party specialist model to estimate the fair value of our IRLCs, which are valued based upon mandatory pricing quotes from correspondent lenders less estimated costs to process and settle the loan. Fair value is adjusted for the estimated probability of the loan closing with the borrower.
Forward Contracts to Sell Mortgage-Backed Securities
Fair value of these commitments is determined based upon the quoted market values of the securities.
Assets Measured on a Nonrecurring Basis
We may be required, from time to time, to measure certain other assets at fair value on a nonrecurring basis. These adjustments to fair value usually result from application of LCM accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis, the following table provides the level of valuation assumptions used to determine each adjustment and the carrying value of the assets that were valued during the period:
	June 30, 2017
	Carrying Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Range Of Discount	Weighted Average
	(dollars in thousands)
Real estate acquired through foreclosure	$3,968	$—	$—	$3,968	0% – 6%	5%

	December 31, 2016
	Carrying Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Range Of Discount	Weighted Average
	(dollars in thousands)
Impaired loans	$14,089	$—	$—	$14,089	0% – 63%	20%
Real estate acquired through foreclosure	4,899	—	—	4,899	0% – 15%	12%
For the six months ended June 30, 2017, the Bank noted no adjustments to the fair value of impaired loans.
Impaired Loans
Collateral-dependent impaired loans are classified as Level 3 assets and the estimated fair value of the collateral is based on the appraised value or other reasonable offers less estimated costs to sell. We generally obtain certified external appraisals of impaired loans and estimate fair value using those appraisals. Other valuation sources may be used, including broker price opinions, letters of intent, and executed sale agreements.
For all collateral-dependent impaired loans, when the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through an allocated portion of the Allowance or is charged off. The amount shown is the balance of impaired loans, net of any charge-offs and any related Allowance.
Real Estate Acquired Through Foreclosure
We record foreclosed real estate assets at the fair value less estimated selling costs on their acquisition dates and at the lower of such initial amount or estimated fair value less estimated selling costs thereafter. We generally obtain certified external appraisals of real estate acquired through foreclosure and estimate fair value using those appraisals. Other valuation sources may be used, including broker price opinions, letters of intent, and executed sale agreements.
Fair Value of All Financial Instruments
The carrying value and estimated fair value of all financial instruments are summarized in the following tables. The descriptions of the fair value calculations for AFS securities, LHFS, impaired loans, real estate acquired through foreclosure, IRLCs, and forward contracts to sell mortgage-backed securities are included in the discussions above.
	June 30 2017
	Carrying Value	Fair Value
		Level 1	Level 2	Level 3	Total
	(dollars in thousands)
Assets:
Cash and cash equivalents	$20,601	$20,601	$—	$—	$20,601
Certificates of deposit	992	992	—	—	992
AFS securities	135,524	—	135,524	—	135,524
LHFS	40,832	—	40,832	—	40,832
Loans receivable	665,942	—	—	657,299	657,299
Restricted stock investments	5,148	—	5,148	—	5,148
IRLCs	1,140	—	1,140	—	1,140
Forward contracts to sell mortgage-backed securities	3,243	—	3,243	—	3,243
Liabilities:
Deposits	770,787	—	—	769,897	769,897
Borrowings	100,175	—	—	98,902	98,902

	December 31, 2016
	Carrying Value	Fair Value
		Level 1	Level 2	Level 3	Total
	(dollars in thousands)
Assets:
Cash and cash equivalents	$20,068	$20,068	$—	$—	$20,068
Certificates of deposit	992	992	—	—	992
AFS securities	143,471	—	143,471	—	143,471
LHFS	41,143	—	41,143	—	41,143
Loans receivable	656,138	—	—	650,680	650,680
Restricted stock investments	5,569	—	5,569	—	5,569
IRLCs	1,330	—	1,330	—	1,330
Forward contracts to sell mortgage-backed securities	1,030	—	1,030	—	1,030
Liabilities:
Deposits	755,333	—	—	755,040	755,040
Borrowings	111,609	—	—	109,896	109,896
At June 30, 2017 and December 31, 2016, the Bank had commitments of  $124.9 million and $91.0 million, respectively, and standby letters of credit outstanding of  $2.3 million and $377,000, respectively. The fair value of these commitments is nominal.
Pricing or valuation models are applied using current market information to estimate fair value. In some cases considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.
Cash and Cash Equivalents
The carrying amount for cash and cash equivalents approximates fair value due to the short maturity of these instruments.
Certificates of Deposit
The carrying amount for certificates of deposit approximates fair value as they are similar to cash and cash equivalents except for maturity term.
Loans Receivable
Loans were segmented into portfolios with similar financial characteristics. Loans were also segmented by type such as residential, multifamily, residential and nonresidential construction and land, home equity and second mortgage loans, commercial, and consumer. Each loan category was further segmented by fixed- and adjustable-rate interest terms and performing and nonperforming categories. The fair value of each loan category was calculated by discounting anticipated cash flows based on weighted-average contractual maturity, weighted-average coupon, and discount rate. From time to time, nonrecurring fair value adjustments to collateral-dependent impaired loans are recorded to reflect partial write-downs based on the observable market price or current appraised value of collateral.
Restricted Stock Investments
The carrying value of restricted stock investments is a reasonable estimate of fair value as these investments do not have a readily available market.
Deposits
The fair value of deposits with no stated maturity, such as noninterest-bearing deposits, interest-bearing NOW accounts, money market, and savings accounts, is deemed to be equal to the carrying amounts. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate for certificates of deposit was estimated using the rate currently offered for deposits of similar remaining maturities.
Borrowings
Long-term and short-term borrowings were segmented into categories with similar financial characteristics. Carrying values were discounted using a cash flow approach based on market rates.
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates do not reflect any premium or discount that could result from a one-time sale of our total holdings of a particular financial instrument. Because no market exists for a significant portion of our financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.
(10)   Derivatives and Hedging
IRLCs and forward commitments for the future sale of mortgage-backed securities are considered derivatives. It is our practice to enter into forward commitments for the future sale of mortgage-backed securities when IRLCs are entered into in order to economically hedge the effect of changes in interest rates resulting from commitments to fund loans. These mortgage-banking derivatives are not designated as hedge relationships.
We recognize gains and losses on IRLCs and forward sales commitments through mortgage-banking Aevenue in the Consolidated Statement of Operations.
Information pertaining to the carrying amounts of our derivative financial instruments follows:
	June 30, 2017		December 31, 2016
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
	(dollars in thousands)
Asset – IRLCs	$54,039	$1,140	$52,732	$1,330
Asset – Forward contracts to sell mortgage-backed securities	62,612	3,243	73,000	(1,030)
At June 30, 2017, we had pledged securities with an aggregate carrying value (fair value) of  $5.8 million and pledged cash of  $6.1 million as collateral for hedging activities.
(11)   Retirement Plan
The Company sponsors a defined contributed retirement plan through the 1st Mariner Bank 401(K) Plan. Employees may contribute up to $18,000 of their pretax compensation. Participants are eligible for matching Company contributions up to 3% of eligible compensation dependent on the level of voluntary contributions. Company matching contributions totaled $327,000 and $157,000, respectively, for the six months ended June 30, 2017 and 2016. The Company’s matching contributions vest over a period of five years.
(12)   Recent Accounting Pronouncements
Pronouncements Issued
In March 2017, FASB issued ASU 2017-08, Receivables – Non-refundable Fees and Other Costs (Subtopic 310-20). The amendments in this Update provide guidance on amortization of any premiums on callable debt securities. Specifically, the amendments in this Update require that any premium be amortized to the earliest call date. For securities purchased at a discount, the discount continues to be amortized to maturity. For public business entities and certain other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. For entities such as First Mariner, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Bank will evaluate guidance in this update but does not expect it to have a significant impact on the Bank’s financial position or results of operations.
In January 2017, FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The amendments in this Update simplify the subsequent measurement of goodwill, by eliminating Step 2 from the goodwill impairment test. The Bank should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. Impairment changes should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The impairment charge is limited to the amount of goodwill allocated to that reporting unit. For public business entities and certain other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For entities such as First Mariner, the amendments in this Update are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Bank will evaluate the guidance in this update but does not expect it to have a significant impact on the Bank’s financial position or results of operations.
In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this Update provide clarification on the definition of a business and provide criteria to aid in the assessment of whether transaction should be accounted for as acquisition or disposal of assets or business. For public business entities and certain other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For entities such as First Mariner, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Bank will evaluate the guidance in this update but does not expect it to have a significant impact on the Bank’s financial position or result of operations.
In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update provide guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. Restricted cash and restricted cash equivalents should be included with cash and cash equivalents in the statement of cash flows. For public business entities and certain other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For entities such as First Mariner, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Bank will evaluate the guidance in this update but does not believe it will have a material impact on its consolidated statement of cash flows.
In September 2016, FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this update provide guidance on eight specific cash flow issues with the objective of reducing the existing diversity in practice. For public business entities and certain other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For entities such as First Mariner, the amendments in this update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Bank is currently evaluating this guidance to determine the impact on its consolidated financial statements.
In September 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends U.S. GAAP to require businesses and other organizations to measure the expected credit losses on financial assets, such as loans, securities, bond insurance, and many receivables. The guidance is effective for public business entities and certain other entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For entities such as First Mariner, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842), which requires companies that lease valuable assets like aircraft, real estate, and heavy equipment to recognize on their balance sheets the assets and liabilities generated by contracts longer than a year. The guidance is effective for public business entities and certain other entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For entities such as First Mariner, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.
In January 2016, FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which changes how to recognize and measure financial assets and liabilities. The guidance is effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019.
In September 2015, FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments, which amends the guidance for amounts that are adjusted in a merger or acquisition. The guidance is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.
In August, 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which was updated in 2016 by ASU No. 2016-10, 20-16-11 and 2016-12 for additional clarification. The standard implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The guidance is not expected to have a significant impact on the Bank’s financial condition or results of operations.